UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

   Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

                         For the month of September 2005

                              STRATA OIL & GAS INC.
                   ------------------------------------------
                               (Registrant's Name)

                          918 16th Avenue NW, Suite 408
                        Calgary, Alberta, Canada, T2M O3K
                  --------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ----------------



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Property Acquisition

On September 14, 2005, Strata Oil & Gas Inc (the `Company") acquired a 100% interest in Alberta Oil Sands Lease #7400100011 (the `Property' or `Drowned Area Oil Sands Project'). The rights to the Property were acquired for CDN $25,000 from Scott Land & Lease Ltd. The Property covers 1,260 hectares of land in the Drowned Area of the Wabasca oil sands in the West Athabasca area of Northern Alberta, covering lands Section 36 in Township 75 range 23 West of the 4 th meridian and Section 1 in Township 76 range 23 West of the 4th meridian. The lease gives the Company the right to explore the Property covered by the lease.

The Company's Drowned Area Oil Sands Project has had four wells drilled on it for gas exploration. The well drill logs demonstrate the presence of bitumen in all four wells, one of which shows the presence of oil sands. Regionally, the Wabasca oil sands are part of Alberta's oil sands which covers approximately 54,363 square miles and covers four main regions: Athabasca/Wabasca, Cold Lake, and Peace River.

Strata's acquisition of the Drowned Area Oil Sands lease includes an overriding 4% royalty agreement with the vendor. The royalty is to be paid on a well-to-well basis and is payable on all petroleum substances produced by any well on the Property.

Management will consider acquiring additional oil sands leases whether through private or Alberta government land sales as opportunities become available. Management is assessing the oil sands leases becoming available through the Alberta government land sales this October and may be submitting bids if warranted.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                                   STRATA OIL & GAS INC.

                                                   By: __/s/____________
                                                   Name: Manny Dhinsa
                                                   Title: President

Date:    September 19, 2005